Contact

www.linkedin.com/in/josephaoun (LinkedIn)

Top Skills

Startup Development
New Ventures
Venture Philanthropy

Certifications

International PCT Reg. No. PCTIB2019050405

U.S. Patent No. 10,633,835, - Oxydus Systems

U.S. patent No. 10,619,333, - Oxydus Methods

Joseph Aoun

Founder and President at Oxydus Inc.

New York, New York, United States

Summary

Joseph Aoun is the Founder and Chief Executive Officer of Oxydus. He is responsible for its strategy, growth and innovation as it pioneers its path to being the world's most impact driven tech company, changing the way we produce clean, drinkable water through AWT (atmospheric water technology).

He is a visionary leader, who seeks to solve the growing global water crisis affecting more than 1.1 billion people worldwide. Under his supervision he continues to propel Oxydus' reputation as a trusted company that is also disrupting the industry. Oxydus is his most ambitious project to date, and in the last 2 years, he has been successfully issued two US patents in addition to being awarded an intentional PCT patent. To help him with the company's mission, he has recruited over 10 experts ranging from scientists and creatives, to water and legal advisors.

Mr. Aoun's background includes 15+ years of experience in technology, real estate, service businesses and charity. Steadfast and unwilling to compromise, Mr. Aoun's dream is to bring peace to the world and to do that he first needs to tackle the world's biggest environmental challenges.

Experience

Oxydus

Founder and President

July 2014 - Present (9 years 7 months)

Delaware, United States

Based in Delaware, Oxydus, Inc. is a globalized atmospheric water technology company powered by patented artificial intelligence and multi-stage water filtration technology. Backed by a team of seasoned water, business and tech executives, Oxydus' mission is to address the world's biggest environmental challenges on earth starting with bringing a steady, scaleable, safe drinking

water supply to places where little or none exists. Oxydus is working to save the world one drop at a time. For more information please visit https://wefunder.com/oxydus/.

Our first project is the atmospheric water generator (AWG) factory. Oxydus's AWG factory addresses some of the key flaws which prohibit atmospheric water generators from serving communities around the world, including climate control, quality control, and efficient distribution. By solving these key issues, a single Oxydus AWG factory can generate 20,000 liters of clean, fresh drinking water each day.

The Menorah Islands

Chairman

January 2013 - Present (11 years 1 month)

Jerusalem Area, Israel

The Menorah Islands Project is a concept for a group of nine artificial islands —seven permanent and two that emerge from the water —off the coast of Israel in the Mediterranean Sea. This beautiful place to live, work and vacation would be a true destination for people of all faiths and backgrounds who wish to transcend biases and work together to build a model society.

The importance of cooperation and collaboration is at the heart of the Menorah Islands Project. The islands would host spaces for scientific research and higher education; they would implement a multitude of environmentally-friendly “green” technologies; they would be a safe haven for people of all creeds and races. Collaboration is at the very heart of the Menorah Islands Project: public squares are at the heart of each island, constructed for the sole purpose of coming together and exchanging ideas.

More information can be found on www.TheMenorahIslands.com.

Islands of Peace, Inc.

Founder and President

April 2016 - December 2018 (2 years 9 months)

New York, N.Y.

Islands of Peace, Inc. is a tax-exempt charitable corporation which provides non-political opportunities for Israelis and Arabs to participate in collaborative projects. The foundation unites great minds that would never even communicate with each other in absence of a platform on which to come together. Through economic development, education, environmental conservation and other non-political opportunities, IOP aims to reverse the tide

of conflict and adversity by choosing to work together to achieve peace and prosperity.

Education

Aristotle University of Thessaloniki (AUTH)

Philosophy and Theology

Aristotle University of Thessaloniki (AUTH)

Ancient/Classical Greek Language and Literature

Terra Sancta College